

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 26, 2021

Richard F. Lark, Jr.
Chief Financial Officer
Gol Intelligent Airlines Inc.
Praça Comandante Linneu Gomes, S/N, Portaria 3
Jardim Aeroporto
04626-020 São Paulo, São Paulo
Federative Republic of Brazil

> **Re: Gol Intelligent Airlines Inc.**
> **Form 20-F for the Fiscal Year Ended December 31, 2020**
> **Response dated October 13, 2021**
> **File No. 001-32221**

Dear Mr. Lark, Jr. :

We have reviewed your October 13, 2021 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 15, 2021 letter.

Form 20-F for the fiscal year ended December 31, 2020

Item 3. Key Information
A. Selected Financial Data
Reconciliation and Calculation of Certain Non-GAAP Measures, page 6

1. We note your response to prior comment 1. Considering the nature and descriptions of items included in the calculation of EBITDA you provided in the response, and based on the inclusion of the exchange rate variation, gain (loss) on derivatives, derivative losses - capped call, gains (losses) from financial investments, inflation indexation and unrealized gains (losses) - conversion right - ESN, it appears your calculation of EBITDA includes adjustments to earnings for items other than interest, taxes, depreciation and amortization.

Richard F. Lark, Jr.
Gol Intelligent Airlines Inc.
October 26, 2021
Page 2

Accordingly, please modify the title of this measure or revise this measure. Please refer to Question 103.01 of the Division's Non-GAAP Compliance and Disclosure Interpretations.

You may contact Myra Moosariparambil at (202) 551-3796 or Raj Rajan at (202) 551-3388 with any questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation